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                              June 23, 2022

       Rodolfo Guerrero Angulo
       President
       Tofla Megaline Inc.
       Manzanillo 33. Local E, Col. Roma Norte
       Mexico, 06700

                                                        Re: Tofla Megaline Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed June 14, 2022
                                                            File No. 333-260430

       Dear Mr. Angulo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2022 letter.

       Amendment No. 4 to Form S-1 filed June 14, 2022

       Plan of Operation, page 20

   1.                                                   We note your disclosure
on page 20 and on your website that the company
                                                        is introducing
high-performance microprocessors. Your disclosure states that the microprocessors "are
capable of operating in a wide range of temperatures and can operate autonomously for long
periods of time," suggesting that you have already completed development of the
microprocessors. If true, revise to clarify that you have not yet developed the
microprocessors. Please also discuss whether management expects supply chain disruptions to
materially affect your outlook or business goals in light of the global chip shortage.
 Rodolfo Guerrero Angulo
FirstName  LastNameRodolfo Guerrero Angulo
Tofla Megaline Inc.
Comapany
June       NameTofla Megaline Inc.
     23, 2022
June 23,
Page 2 2022 Page 2
FirstName LastName
General

2. We note that your response to prior comment 2 states that "management is of the opinion that the registrant would not be deemed as a shell company." Disclosure on page 4 asserts that "Tofla Megaline is not a 'shell company'." Please revise your disclosure to clarify that this assertion represents the belief of your management. Additionally, please include risk factor disclosure that highlights the potential consequences to the company if it is determined that you are a "shell company."
3. Disclosure above the table of contents indicates that the prospectus is dated June 14,
         2021 (emphasis added). Please revise to correct this apparent error. You may contact Morgan Youngwood, Senior Staff Accountant, at (202)
551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Jack Brannelly, Esq.